UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BFC Financial Corporation

(Name of Issuer)

Class B Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

055384101

(CUSIP Number)

Alan B. Levan

401 E. Las Olas Blvd., Suite 800

Fort Lauderdale, Florida 33301

(954) 940-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 055384101

1.	Names of Reporting Persons Levan Partners LLC (I.R.S. No. 46-4117885)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 707,882
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 707,882
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 707,882
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 055384101

1.	Names of Reporting Persons Florida Partners Corporation (I.R.S. No. 59-2354501)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 133,314
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 133,314
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 133,314
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 055384101

1.	Names of Reporting Persons Levan BFC Stock Partners LP (I.R.S. No. 20-4185196)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,019,456
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,019,456
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,019,456
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.9%
14.	Type of Reporting Person (See Instructions) PN

Amendment to Schedule 13D

This Amendment to Schedule 13D is being filed by the above-referenced reporting persons (the “Reporting Persons”) to amend, to the extent expressly set forth herein, the Amended and Restated Schedule 13D filed on December 14, 2007, as previously amended, relating to the Class B Common Stock, par value $0.01 per share, of BFC Financial Corporation, a Florida corporation (“BFC”).

BFC’s principal executive offices are located at 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301.

Item 4:	Purpose of Transaction

As previously disclosed, Alan B. Levan, Chairman, Chief Executive Officer and President of BFC, and John E. Abdo, Vice Chairman of BFC, collectively may be deemed to control BFC by virtue of their ownership interest in BFC’s Class A Common Stock and Class B Common Stock.

On September 19, 2014, Alan B. Levan and Levan Partners LLC, an entity in which Mr. Alan Levan may be deemed to be a controlling person (“Levan Partners”), entered into Rule 10b5-1 Trading Plans for the purpose of selling certain shares of BFC’s Class A Common Stock owned by them. The plans provide for the sale by Mr. Levan and Levan Partners of up to 684,920 shares and 600,000 shares, respectively, of BFC’s Class A Common Stock. Mr. Abdo, as Trustee of the John E. Abdo Trust (the “Abdo Trust”), entered into a Rule 10b5-1 Trading Plan on August 22, 2014 for the purpose of selling up to 241,000 shares of BFC’s Class A Common Stock held by the Abdo Trust. In addition, Seth M. Wise, Executive Vice President and director of BFC, as Trustee of the Seth M. Wise Revocable Trust, entered into a Rule 10b5-1 Trading Plan on September 19, 2014 for the purpose of selling up to 34,500 shares of BFC’s Class A Common Stock. Each of the plans provides for sales to be made during a specified term and at sales prices at least equal to a minimum specified price per share. It is intended that the plans will allow the applicable shareholder to effect sales of BFC’s Class A Common Stock in compliance with applicable securities laws and regulations, including Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, and Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), BFC’s insider trading policies, and the rules, policies and procedures of the markets where the transactions are placed. Mr. Alan Levan and Mr. Abdo have indicated that their respective plans were entered into for tax, estate planning and diversification purposes. Mr. Wise has indicated that he entered into his Rule 10b5-1 Trading Plan for liquidity purposes. A form of the plans entered into by Mr. Alan Levan, Levan Partners and the Abdo Trust is filed as Exhibit 2 hereto (without the pricing information and schedules and exhibits to the plans). Mr. Alan Levan may convert shares of the Company’s Class B Common Stock into shares of the Company’s Class A Common Stock for the purpose of selling those shares under his plans.

On September 26, 2014, Mr. Alan Levan, on behalf of himself and Levan Partners, and Mr. Abdo, on behalf of himself and the Abdo Trust, entered into a shareholders agreement (the “Shareholders Agreement”) which replaces and supersedes in all respects the previously disclosed shareholders agreement between them dated June 14, 2002 (the “Prior Agreement”). The terms of the Shareholders Agreement are substantially similar to the terms of the Prior Agreement. Pursuant to the Shareholders Agreement, Mr. Alan Levan and Mr. Abdo have agreed to vote the shares of BFC’s Class B Common Stock that they own or control, directly or indirectly, in favor of the election of the other to BFC’s Board of Directors for so long as they are willing and able to serve as directors of BFC, and (ii) Mr. Abdo has agreed to vote the shares of BFC’s Class B Common Stock that he owns or controls, directly or indirectly, in the same manner as Mr. Alan Levan (or upon Mr. Alan Levan’s death, unless previously revoked, Jarett S. Levan, Mr. Alan Levan’s son) votes his shares of BFC’s Class B Common Stock. In addition, like the Prior Agreement, the Shareholders Agreement, places restrictions on Mr. Abdo’s right to sell 370,750 shares of BFC’s Class B Common Stock (the “Restricted Shares”) or convert any such Restricted Shares into shares of BFC’s Class A Common Stock without the consent of Mr. Alan Levan (or upon Mr. Alan Levan’s death, unless previously revoked, Mr. Jarett Levan), subject to certain exceptions. Under the Shareholders Agreement, if the Restricted Shares have not previously been converted into shares of BFC’s Class A Common Stock by June 13, 2021, then Mr. Abdo will be free to convert such shares into shares of BFC’s Class A Common Stock and to sell the shares of BFC’s Class A Common Stock received upon conversion, provided that Mr. Alan Levan (or if designated by Mr. Alan Levan, or upon Mr. Alan Levan’s death, unless previously revoked, Mr. Jarett Levan) is first given the opportunity to purchase the shares in accordance with the procedures set forth in the Shareholders Agreement, including at the price determined in accordance therewith. The Shareholders Agreement, like the Prior Agreement, does not restrict in any way the transfer or voting of any shares of BFC’s Class A Common Stock that any of Mr. Abdo, the Abdo Trust or Mr. Alan Levan may now or hereafter own or control, including shares acquired upon a permitted conversion of BFC’s Class B Common Stock.

On October 1, 2014, Mr. Alan Levan and Mr. Jarett Levan entered into a shareholders agreement pursuant to which (i) Mr. Alan Levan and Mr. Jarett Levan have agreed to vote the shares of BFC’s Class B Common Stock that they own or control, directly or indirectly, in favor of the election of the other to BFC’s Board of Directors for so long as they are willing and able to serve as directors of BFC, and (ii) Mr. Jarett Levan has agreed to vote the shares of BFC’s Class B Common Stock that he owns or controls, directly or indirectly, in the same manner as Mr. Alan Levan votes his shares of BFC’s Class B Common Stock. In addition, the agreement places restrictions on Mr. Jarett Levan’s right to sell the shares of BFC’s Class B Common Stock owned or controlled by him, subject to certain limited exceptions, or to convert shares of Class B Common Stock into Class A Common Stock without Mr. Alan Levan’s approval if after giving effect to such conversion Mr. Jarett Levan would beneficially own less than 600,000 shares of Class B Common Stock. The shareholders agreement does not restrict in any way the transfer or voting of any shares of BFC’s Class A Common Stock that Mr. Alan Levan or Mr. Jarett Levan may now or hereafter own or control, including shares acquired upon a permitted conversion of BFC’s Class B Common Stock.

On October 1, 2014, Mr. Jarett Levan and Mr. Wise entered into a shareholders agreement pursuant to which (i) Mr. Jarett Levan and Mr. Wise have agreed to vote the shares of BFC’s Class B Common Stock that they own or control, directly or indirectly, in favor of the election of the other to BFC’s Board of Directors for so long as they are willing and able to serve as directors of BFC, and (ii) Mr. Wise has agreed to vote the shares of BFC’s Class B Common Stock that he owns or controls, directly or indirectly, in the same manner as Mr. Jarett Levan votes his shares of BFC’s Class B Common Stock. As previously described, Mr. Jarett Levan has agreed to vote his shares of BFC’s Class B Common Stock in the same manner in which Mr. Alan Levan votes his shares of BFC’s Class B Common Stock. The shareholders agreement between Mr. Jarett Levan and Mr. Wise also places restrictions on Mr. Wise’s right to sell shares of BFC’s Class B Common Stock that he owns or controls, subject to certain limited exceptions, or to convert shares of BFC’s Class B Common Stock into shares of BFC’s Class A Common Stock during the 20-year period commencing on the date of the agreement if after giving effect to such conversion Mr. Wise would own or control less than 250,000 shares of BFC’s Class B Common Stock. Provided that Mr. Jarett Levan is first given the opportunity to purchase the shares of Class B Common Stock in accordance with the procedures set forth in the agreement, including at the price determined in accordance therewith, (i) during the 20-year period referenced in the preceding sentence, Mr. Wise may convert shares of BFC’s Class B Common Stock that he owns or controls in excess of 250,000 shares into shares of BFC’s Class A Common Stock and sell the shares of BFC’s Class A Common Stock received upon conversion, and (ii) following the expiration of the 20-year period referenced in the preceding sentence, Mr. Wise may convert any or all of the shares of BFC’s Class B Common Stock that he owns or controls into shares of BFC’s Class A Common Stock and sell the shares of BFC’s Class A Common Stock received upon conversion. The shareholders agreement does not restrict in any way the transfer or voting of any shares of BFC’s Class A Common Stock that Mr. Jarett Levan or Mr. Wise may now or hereafter own or control, including shares acquired upon a permitted conversion of BFC’s Class B Common Stock.

Item 5.	Interest in Securities of the Issuer

The Reporting Persons and their controlling persons, officers, managers and directors beneficially own shares of BFC’s Class B Common Stock as set forth in the table below.

Name of Beneficial Owner	Notes	Class B Common Stock Ownership	Percent of Class B Common Stock(2)
Levan BFC Stock Partners LP	(1)	2,019,456	26.9%
Levan Partners LLC	(1)	707,882	9.4%
Florida Partners Corporation	(1)	133,314	1.8%
Alan B. Levan	(1,3)	6,521,228	86.8%
Jarett S. Levan	(4)	—	—
Susie C. Levan	(4)	1,200	*

*	Represents less than 1%.
(1)	Alan B. Levan may be deemed to be a controlling person of each of Levan BFC Stock Partners LP, Levan Partners and Florida Partners Corporation. As a result, the shares of BFC’s Class B Common Stock beneficially owned by these entities are included in Mr. Alan Levan’s holdings. Mr. Alan Levan’s holdings also include the 1,200 shares of BFC’s Class B Common Stock held of record by his wife, Ms. Susie Levan.
(2)	Based on 7,510,894 shares of BFC’s Class B Common Stock outstanding as of September 19, 2014.
(3)	John E. Abdo is the beneficial owner of 3,273,797 shares of BFC’s Class B Common Stock. As a result of the Shareholders Agreement described in Item 4 above, the holdings of Mr. Alan Levan set forth in the table above and in footnote 1 include the 3,273,797 shares of BFC’s Class B Common Stock beneficially owned by Mr. Abdo.
(4)	Mr. Jarett Levan and Ms. Susie Levan serve as Managers of Levan Partners with Mr. Alan Levan. The shares of BFC’s Class A Common Stock and Class B Common Stock held by Levan Partners are not included in Mr. Jarett Levan’s or Ms. Susie Levan’s holdings as neither of them is deemed to have voting or investment power over the shares.

None of the Reporting Persons nor any of their controlling persons, officers, managers or directors has effected any transaction in any shares of BFC’s Class B Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The descriptions of the material terms of the Rule 10b5-1 Trading Plans and the Shareholders Agreement, in each case set forth in Item 4, are incorporated herein by reference. In addition, the Reporting Persons have entered into a Joint Filing Agreement, dated as of October 1, 2014, which is filed as Exhibit 1 hereto.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of October 1, 2014, by and between Florida Partners Corporation, Levan BFC Stock Partners LP and Levan Partners LLC

Exhibit 2	Form of Rule 10b5-1 Trading Plan for Alan B. Levan, Levan Partners LLC and John E. Abdo, as Trustee of the John E. Abdo Trust (excluding schedules, exhibits and pricing information)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 1, 2014
Date

Levan Partners LLC

/s/ Alan B. Levan
Signature

Alan B. Levan/Manager
Name/Title

Florida Partners Corporation

/s/ Alan B. Levan
Signature

Alan B. Levan/President
Name/Title

Levan BFC Stock Partners LP

By: Levan Management LLC
Its General Partner

/s/ Alan B. Levan
Signature

Alan B. Levan/President
Name/Title